180 LIFE SCIENCES CORP.

3000 El Camino Real, Bldg. 4, Suite 200

Palo Alto, CA 94306

BY EDGAR

August 19, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Washington, D.C. 20549

Attn:   Jessica Ansart & Laura Crotty

Re:	180 Life Sciences Corp.
Post-Effective Amendment No. 1 to Form S-1
Filed August 2, 2021
File No. 333-249539

Dear Sir / Madam:

On behalf of our client, 180 Life Sciences Corp. (the “Company”), we hereby submit this letter in response to the comments set forth in that certain letter dated August 18, 2021 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 that the Company filed with the Commission on August 2, 2021 (File No. 333-249539) (the “Registration Statement”).

The Company is responding to the Staff’s comments by proposing to file a Post-Effective Amendment No. 2 to the Registration Statement that does not register, whether as newly registered shares or as conversion shares under the Original Registration Statement, the resale of any of the shares of the common stock of the Company that were issued to Alpha Capital Anstalt (“Alpha”) pursuant to the Mutual Release & Settlement Agreement dated July 31, 2021 by and between the Company and Alpha (the “Settlement Agreement”), including the resale of any of the shares of common stock issuable to Alpha upon the exercise of the warrant to purchase up to 25,000 shares of common stock that was issued to Alpha pursuant to the Settlement Agreement (the “Alpha Warrant”), as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1 General

1.       We note your response to our prior comment to your Post-Effective Amendment No. 1 in which you state that “it is [y]our belief that the Conversion Shares that were issued to Alpha pursuant to the Settlement Agreement should be considered as part of the shares of Common Stock that were registered for resale by Alpha upon conversion of the Alpha Notes (including conversion of the remaining Note Balance) pursuant to the Original Registration Statement, and not as newly registered shares” and that the “shares underlying the Warrant will remain unregistered and not part of the Registration Statement.” On this basis, you propose removing from the Post-Effective Amendment the 150,000 shares of Common Stock that Alpha Capital Anstalt ("Alpha") received in exchange for its notes and the 25,000 shares of Common Stock it may purchase pursuant to the warrant it received as a result of the settlement. We also note that, according to disclosure in your Form 8-K filed August 2, 2021, as part of your settlement agreement with Alpha, “[you] agreed to register all of the Conversion Shares and prior shares converted under the Note and the shares issuable upon exercise of the Warrant, on a registration statement to be filed no later than August 2, 2021.” Additionally, we note that section 4.2 of the Settlement Agreement, filed as exhibit 10.1 to the Form 8-K, states that “The Company shall register the Registerable Shares under a resale registration statement to be filed with the Securities and Exchange Commission.”

While it appears that shares of common stock issuable upon the conversion of Alpha’s promissory notes were registered on the Original Registration Statement, please explain why you believe these shares of common stock issuable upon the conversion of Alpha’s promissory notes are the same as the shares of common stock that were exchanged for Alpha’s convertible promissory note pursuant to the settlement, especially in light of your previously stated commitment to register all shares issued pursuant to the settlement agreement on a new registration statement as disclosed in your Form 8-K.

Response

As noted above, in light of your comments, the Company is proposing to file a Post-Effective Amendment No. 2 to the Registration Statement that does not register, whether as newly registered shares or as “conversion shares” under the Original Registration Statement, the resale of any of the shares of the common stock of the Company that were issued to Alpha pursuant to the Settlement Agreement, including the resale of any of the shares of common stock issuable to Alpha upon the exercise of the Alpha Warrant. Please note, however, that the Registration Statement will still register the resale by Alpha of 94,960 shares of common stock, which shares of common stock were issued to Alpha prior to the date of the Settlement Agreement as a result of conversions by Alpha, prior to the date of the Settlement Agreement, of the notes that were issued to Alpha by the Company in September 2020.

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call me at (212) 326-0468 or to email me at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:  Ozan Pamir